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SEC FILE NUMBER
8-38624

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NORTH INLET ADVISORS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2115 REXFORD RD, SUITE 224
(No. and Street)

CHARLOTTE	NC	28211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Burlingame	704-900-1142	jburlingame@northinletgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP
(Name – if individual, state last, first, and middle name)

227 W Trade Street #1100	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

06/07/2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Burlingame, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NORTH INLET ADVISORS, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

Nerissa H Smith
NOTARY PUBLIC
Mecklenburg County, NC
Exp: 7/14/2026

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTH INLET ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

And Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of North Inlet Advisors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of North Inlet Advisors, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2025.

GreerWalker LLP

Certified Public Accountants
February 13, 2026
Greenville, SC

GreerWalker LLP | **GreerWalker Corporate Finance LLC** | **greerwalker.com**
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office 15 South Main St., Suite 900 | Greenville, SC 29601 | USA | Tel 864.752.0080

NORTH INLET ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

CURRENT ASSETS:

Cash	$	386,837
Accounts receivable		7,500
Other current assets		28,673
Total current assets		423,010

NON-CURRENT ASSETS:

Furniture and equipment (net of accumulated depreciation of $18,354)		-
Note receivable from member		300,000
Operating lease right-of-use asset, net		230,160
Other assets		8,573
Total non-current assets		538,733
TOTAL	$	961,743

LIABILITIES AND MEMBER'S INTEREST

CURRENT LIABILITIES:

Accrued liabilities	$	5,246
Operating lease liability		100,780
Total current liabilities		106,026

OPERATING LEASE LIABILITY, LESS CURRENT PORTION		138,986
Total liabilities		245,012

MEMBER'S INTEREST

Total member's interest		716,731
TOTAL	$	961,743

The accompanying notes to the financial statements are an integral part of this statement.

Note 1—Nature of operations

North Inlet Advisors, LLC (the "Company"), a North Carolina limited liability corporation, was formed on May 11, 2010, under the laws of the state of North Carolina and is an investment banking firm providing corporate finance, private placement and advisory services to middle market companies. The Company, as amended, has elected to be taxed as a small business corporation under provisions of Subchapter S of the Code. This election does not affect the Company's classification as a North Carolina limited liability corporation.

The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash – The Company places its cash on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits.

Accounts Receivable – Trade accounts receivable are stated net of an allowance for credit losses, if applicable. Credit is extended to clients after an evaluation of the customer's financial condition, and generally collateral is not required. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible.

The allowance for credit losses is based on the Company's expectation of the collectability of fees utilizing the Current Expected Credit Losses (CECL) framework. The Company's expectation is that the credit risk associated with receivables due from client with which it conducts business are that the client will not fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in a fee receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of December 31, 2025. The Company did not record any allowance or gains or losses during the year ended December 31, 2025. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

Furniture and Equipment – Furniture and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets which range from 5 to 7 years. Maintenance and repairs are charged to expenses as incurred and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. Long-lived assets are reviewed for impairment whenever changes in circumstances indicate the carrying value of an asset may not be recoverable.

Note 2- Summary of significant accounting policies (continued)

The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, such as Company premises and equipment, is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of, such as foreclosed properties, are reported at the lower of the carrying amount or fair value less costs to sell. The Company completed a review of its long-lived assets and determined that no impairment was required to be recorded during the year ended December 31, 2025.

Fee Revenue – The Company provides general corporate development, merger and acquisition, and private placement-related advisory services. Revenue for advisory arrangements is generally recognized over time for advisory arrangements in which performance obligations are simultaneously provided by the Company and consumed by the client. Revenue related to transaction success fees is generally recognized at the point in time that the performance under the arrangement is completed (the closing of the transaction) or the contract is cancelled. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As it relates to transaction success fees and in determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. As a result, the Company does not recognize transaction success fees until a transaction is closed by the Company.

Advertising – Advertising costs are expensed as incurred.

Income Taxes – The Company has elected to be treated as a Subchapter S corporation for income tax purposes. As such, substantially all federal income (loss) of the Company is reported by the member on his individual income tax return. Therefore, no provision or liability for income taxes has been included in the financial statements. The Company has evaluated the effect of the guidance provided by U.S. GAAP for accounting for uncertainty in income taxes. The Company has evaluated the tax positions that could have a significant effect on the financial statements and determined the Company had no uncertain tax positions as of December 31, 2025.

Note 3—Capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company stayed within limits during their withdrawals (net capital ratio of less than 10 to 1). At December 31, 2025, the Company had net capital of $370,393 which was $365,393 in excess of its required capital of $5,000. The Company's net capital ratio was 4.01%.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph 240.17a-5(d)(1) and (4) of the rule.

Note 4—Supplemental cash flow information

No cash was paid for federal income taxes in 2025.

Note 5— Operating lease

The Company leases office space from an unrelated third party. The Company determines whether a contract contains a lease at inception by determining if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration.

Right-of-use ("ROU") assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Renewal and termination clauses that are factored into the determination of the lease term, if it is reasonably certain that these options would be exercised by the Company. Lease assets are amortized over the lease term, unless there is a transfer of title or purchase option reasonably certain of exercise, in which case the asset life is used. In order to determine the present value of lease payments, the Company uses the implicit rate when it is readily determinable. As the Company's lease does not provide an implicit rate, the Company has elected the practical expedient to utilize the market cap lease rate at lease commencement date to calculate lease assets and liabilities.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company does not have leases where it is involved with the construction or design of an underlying asset.

The Company recognized a ROU asset of $230,160, and corresponding lease liability of $239,766 as of December 31, 2025. These amounts were determined by calculating the present value of the annual cash lease payments using a discount rate of 6%. The 6% discount rate was determined to be the market cap lease rate at lease commencement date.

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2025 for each of the three calendar years ending December 31, 2028 are as follows:

2026	$ 111,592
2027	114,940
2028	28,946
Total undiscounted lease payments	255,478
Less effect of discounting	(15,712)
Present Value of estimated lease payments (lease liability)	$ 239,766

Lease Term and Discount Rate

Weighted average remaining lease term (in years)	2
Weighted average discount rate	6%
Operating cash flows from operating leases	$108,342

Note 6 – Related party transactions

The Company entered into a note receivable agreement on November 3, 2025, with John Burlingame, managing partner and sole member of the Company. The original principal amount of the loan was $300,000. The note bears an interest rate of 3.64% per year. Interest payments are due on the last day of every 3rd calendar month beginning January 31, 2026. The loan matures on April 30, 2027, and is repayable in a lump sum. As of December 31, 2025, the outstanding principal balance was $300,000, which is classified as a long-term asset on the statement of financial condition. The Company recorded $1,735 of interest income related to this loan for the year ended December 31, 2025, which is included in other expense, net on the statement of operations. As of December 31, 2025, $1,735 was recorded as interest receivable, which is classified as other current asset on the statement of financial condition.

The Company has entered into expense sharing agreement with Timber Opportunity Partners LLC, which offsets a portion of the lease expense for its office space (Note 5). Timber Opportunity Partners LLC is a related party to the Company. The expense sharing agreements call for a monthly charge of $100 for rent as well as a share of scan, fax, copier, and other similar expenses.

Note 7—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 8—Segment reporting

As of January 1, 2024, the Company adopted the Accounting Standards Updates ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure issued by the Financial Accounting Standards Board ("FASB"). The guidance primarily requires all public entities, including those with a single reportable segment to disclose additional information about a reportable segment's expenses and enhanced disclosures about significant segment expenses. The Amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted, and are to be applied on a retrospective basis.

The Company operates in a single line of business as a securities broker-dealer, which is comprised of financial advisory services. Refer to primary financial statements for further information as the single operating segment is the entire entity of the Company. The Company's Managing Partner uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the Managing Partner uses excess net capital (see Schedule 1), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the Managing Partner manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 74% of its total revenues from two customers during the year ended December 31, 2025.

Note 9—Subsequent events

The Company has evaluated subsequent events through February 13, 2026 in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.